

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2014

<u>Via E-Mail</u>
Keith Neumeyer
Chief Executive Officer
First Majestic Silver Corp.
925 West Georgia Street, Suite 1805
Vancouver, British Columbia V6C 3L2, Canada

  Re: First Majestic Silver Corp.
    Form 40-F for the Year Ended December 31, 2013
    Filed March 27, 2014
    File No. 001-34984

Dear Mr. Neumeyer:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Sincerely,

      /s/ Rufus Decker for

      Tia L. Jenkins
      Senior Assistant Chief Accountant
      Office of Beverages, Apparel and
      Mining